Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, December 7, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING

If you would like to attend the Special General Meeting to be held in-person on December 8, 2026, at 5:00 p.m. Israel time, at the Offices of the Company's Legal Counsel, Meitar | Law Offices Ariel Sharon 1, 36th Floor Givatayim, Israel 5320046.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting of Shareholders - Gix Internet Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. To approve certain amendments to the Company's Amended and Restated Articles of Association to, among other things: (i) change the Company's name to "Everything Robotics Ltd." or to such other name containing the word "Robotics" as may be determined by the Company's management and approved by the Israeli Registrar of Companies; (ii) classify the Board of Directors of the Company (the "Board" or the "Board of Directors") such that it consists of three classes of directors with staggered three-year terms of office; and (iii) make certain other amendments, including with respect to the nomination, election and removal of directors, the majority required to amend certain provisions, and the procedures for convening general meetings, all as more fully described in the Proxy Statement.	☐	☐	☐
2. To approve amendments to the employment terms of Mr. Amir Nardimon, the Company's Chief Executive Officer, for the years 2027, 2028 and 2029.	☐	☐	☐
3. To approve a bonus scheme for Mr. Eliyahu Yoresh, the Chairman of the Board, for the years 2027, 2028 and 2029.	☐	☐	☐
4. To approve the grant of options to purchase ordinary shares of the Company under the Company's 2017 Israeli Incentive Plan for the Allocation of Options and Shares to each of the Company's directors, including Mr. Eliyahu Yoresh, the Chairman of the Board.	☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder, If you are an interested Shareholder, please notify the Company, as described in on this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for the approval and adoption of Proposal No. 2).

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

Gix Internet Ltd.
Special General Meeting of Shareholders
December 8, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2026

The Proxy Material for this Meeting is available online at:

https://ir.gix-internet.com/2026SGM

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of Gix Internet Ltd. (the "Company"), an Israeli corporation, hereby appoints Mr. Amihay Hadad and Mr. Eliyahu Yoresh, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of the Company's legal counsel, Meitar | Law Offices, Ariel Sharon 1, Floor 36, Givatayim, Israel, on December 8, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matters set forth on the reverse side of this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the special general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a "FOR" vote.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN "INTERESTED SHAREHOLDER") IN THE APPROVAL OF PROPOSAL NO. 2, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF THIS PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE NOTIFY MR. AMIHAY HADAD, CHIEF FINANCIAL OFFICER, AT C/O GIX INTERNET LTD., 2 JABOTINSKY ST, ATRIUM TOWER, 18TH FLOOR, RAMAT GAN, 5252903 ISRAEL, TELEPHONE: +972-9-7741505, OR BY EMAIL (AMIHAY@GIX-INTERNET.COM).
PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN "INTERESTED SHAREHOLDER".

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the special general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Gix Internet Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ____________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and To be Signed on Reverse Side)